Exhibit 99.1

Happy City Holdings Limited Receives Nasdaq Notification Regarding Minimum Stockholders’ Equity Deficiency

Hong Kong, Jan. 27, 2026 (GLOBE NEWSWIRE) -- Happy City Holdings Limited (Nasdaq: HCHL) (the “Company” or “Happy City”) today announced that the Company received a notice from the staff of the Nasdaq Listing Qualifications department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”), dated January 23, 2026 (the “Notification Letter”), notifying the Company that the Company is not in compliance with the minimum of $2,500,000 in stockholders’ equity for continued listing of the Company’s class A ordinary shares of no par value (the “Class A Ordinary Shares”) on The Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(b)(1) (the “Minimum Stockholders’ Equity Rule”).

The Minimum Stockholders’ Equity Rule requires companies listed on The Nasdaq Capital Market to maintain a minimum of $2,500,000 in stockholders’ equity for continued listing. However, based on the Company’s Form 20-F filed on January 14, 2026, where the Company filed its audited consolidated financial statements for the year ended August 31, 2025, the Company reported stockholders’ equity of $2,206,497 as of August 31, 2025, and the Company does not meet the alternatives of market value of listed securities or net income from continuing operations as of January 23, 2026, and is thus non-compliant with the Minimum Stockholders’ Equity Rule.

The Company’s Class A Ordinary Shares continue to trade on The Nasdaq Capital Market under the symbol “HCHL,” and the Company’s business operations are not affected by receipt of the Notification Letter. The Notification Letter has no immediate effect on the Company’s listing status. In accordance with the Nasdaq Listing Rules, the Company has 45 calendar days, or until March 9, 2026, to submit a plan to regain compliance. If the plan is accepted, Nasdaq may grant an extension of up to 180 calendar days from receipt of the Notification Letter to evidence compliance.

The Company is evaluating a range of measures to regain and sustain compliance, consistent with the Nasdaq Listing Rules and in the ordinary course of its corporate and capital planning activities, and intends to maintain its continued listing on The Nasdaq Capital Market. The Company intends to submit the compliance plan by or before March 9, 2026, the due date. There can be no assurance that the Company’s plan will be accepted, or that the Company will be able to regain and sustain compliance with the Minimum Stockholders’ Equity Rule and all other applicable continued listing requirements.

About Happy City Holdings Limited

Headquartered in Hong Kong, we are a restaurant operator that operates three all-you-can-eat hotpot restaurants in Hong Kong serving mixed style, Shabu Shabu-style and Thai-style specialty hotpot. Through our restaurants that are located in various prime locations in Hong Kong, our unique brand image, and our strong commitment to food quality, we offer an immersive dining experience to our customers.

Forward-Looking Statements

This press release contains forward-looking statements involving risks and uncertainties, including statements relating to the Company’s future business plans, growth expectations, expansion strategy, and the anticipated impact of the divestment. Actual results may differ materially due to market conditions, operational execution, regulatory developments, and other factors. The Company undertakes no obligation to revise forward-looking statements except as required by law.

Contacts

Happy City Holdings Limited
Investor Relations
Email: info@happycitys.com